UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 19, 2021

OBALON THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-37897	20-1828101
(Commission	(IRS Employer
File Number)	Identification No.)

5421 Avenida Encinas, Suite F
Carlsbad, California	92008
(Address of principal executive offices)	(Zip Code)

(844) 362-2566

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

⌧	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

◻	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

◻	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

◻	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.001 per share	OBLN	The NASDAQ Stock Market LLC (NASDAQ Capital Market)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ⌧

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ⌧

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

On January 19, 2021, Obalon Therapeutics, Inc., a Delaware corporation (“Obalon”), Optimus Merger Sub, Inc., a Delaware corporation, and a direct, wholly owned subsidiary of Obalon (“Merger Sub”), and ReShape Lifesciences, Inc., a Delaware corporation (“ReShape”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions specified therein, Merger Sub shall be merged with and into ReShape, with ReShape surviving as a wholly owned subsidiary of Obalon. Capitalized terms used herein but not defined shall have the respective meanings assigned to them in the Merger Agreement.

The board of directors of each of Obalon and ReShape has unanimously approved the Merger Agreement and the transactions contemplated thereby.

Merger Consideration

At the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.001 per share, of ReShape (“ReShape Common Stock”) and each share of Series B Preferred Stock, par value $0.01 per share, of ReShape (together with ReShape Common Stock, “ReShape Shares”) issued and outstanding immediately prior to the Effective Time (other than the shares that are owned by Obalon, ReShape, or Merger Sub) will be converted into the right to receive a number of fully paid and non-assessable shares of common stock of Obalon, $0.001 par value per share (an “Obalon Share”) according to a ratio determined at least 10 days prior to the Obalon Stockholders’ Meeting that will result in the holders of such ReShape Shares owning 51% of the outstanding Obalon Shares immediately after the Effective Time (such ratio, the “Exchange Ratio”).

Treatment of Equity

The Merger Agreement provides that, at the Effective Time, each outstanding warrant to purchase capital stock of ReShape (“ReShape Warrant”) will be converted into warrants to purchase a number of Obalon Shares equal to the number of shares of ReShape Common Stock issuable upon exercise of such ReShape Warrant multiplied by the Exchange Ratio with an exercise price equal to the exercise price of such ReShape Warrant divided by the Exchange Ratio. In addition, each outstanding option to purchase ReShape Common Stock, whether vested or unvested, (“ReShape Option”) shall be cancelled and terminated without any payment. Obalon will assume the obligations of the Series C Preferred Stock, par value $0.01 per share of ReShape (“ReShape Series C Preferred Stock”) and shall file a new certificate of designation with the same terms and conditions as the ReShape Series C Certificate of Designation. Each outstanding option to purchase Obalon Shares and each outstanding restricted stock unit granted under an Obalon equity plan will become fully vested at the Effective Time.

Governance

The Merger Agreement provides that as of the Effective Time, Obalon will be renamed ReShape Lifesciences Inc. (the “Combined Company”) and the five current directors of ReShape will be comprise the board of directors of the Combined Company: Dan W. Gladney, Barton P. Bandy, Arda M. Minocherhomjee, Ph.D., Lori C. McDougal and Gary D. Blackford. Mr. Gladney will serve as the chairperson and Mr. Blackford will serve as lead director of the board of directors. As of the Effective Time, Mr. Bandy will serve as chief executive officer and Tom Stankovich will serve as the chief financial officer of the Combined Company.

Conditions to the Merger

The consummation of the Merger is subject to customary closing conditions, including (i) approval of the issuance of Obalon Shares in connection with the Merger by the affirmative vote of the majority of Obalon Shares cast at the Obalon Shareholders’ Meeting in favor of the issuance of Obalon Shares in connection with the Merger, (ii) the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of all outstanding shares of ReShape common stock entitled to vote thereon, (iii) the absence of any law or order by any governmental entity in effect that seeks to enjoin, make illegal, delay or otherwise restrain or prohibits the consummation of the Merger, (iv) Nasdaq’s approval of the Obalon Shares to be issued in the Merger being listed on the Nasdaq, (v) Nasdaq’s approval of the continued listing application for the Combined Company to maintain Obalon’s Nasdaq listing, (vi) subject to certain materiality exceptions, the accuracy of certain representations and warranties of each of Obalon and ReShape contained in the Merger Agreement and the compliance by each party with the covenants contained in the Merger Agreement, (vii) the absence of a material adverse effect with respect to each of Obalon and ReShape and (viii) the registration statement registering the merger consideration becoming effective.

Certain Other Terms of the Merger Agreement

Obalon, ReShape, and Merger Sub each made certain representations, warranties and covenants in the Merger Agreement, including, among other things, covenants by Obalon and ReShape to conduct their businesses in the ordinary course during the period between the execution of the Merger Agreement and consummation of the Merger, to refrain from taking certain actions specified in the Merger Agreement and to use commercially reasonable efforts to cause the conditions of the Merger to be satisfied. Subject to certain exceptions, the Merger Agreement also requires each of ReShape and Obalon to call and hold stockholders’ meetings and requires the board of directors of each of ReShape and Obalon to recommend approval of the transactions contemplated by the Merger Agreement.

Obalon and ReShape are restricted from soliciting any acquisition proposals, or engaging in any discussions related to such proposals, although each party may engage in discussions related to a superior proposal subject to certain conditions.

Each party’s board of directors may change its recommendation to its stockholders in response to a superior proposal or an intervening event (each as defined in the Merger Agreement) (after giving the other party at least five business days’ notice and an opportunity to negotiate an alternative transaction) or if the board of directors determines that the failure to take such action would constitute a breach of the directors’ fiduciary duties under applicable law.

The Merger Agreement provides for certain termination rights for both Obalon and ReShape. Upon execution and delivery of the Merger Agreement, ReShape will have deposited $1.0 million with a third-party escrow agent to secure the obligations of ReShape to use its reasonable best efforts to obtain Nasdaq’s approval of (i) a Listing of Additional Shares Notice covering the Obalon Shares to be issued in the Merger and (ii) the continued listing application for the Combined Company ((i) and (ii) together, the “Nasdaq Approvals”). If Obalon terminates the Merger Agreement as a result of ReShape’s breach of its covenant to use its reasonable best efforts to obtain the Nasdaq Approvals, or if either party terminates the Merger Agreement because the Nasdaq Approvals have not been obtained within 30 days following the later of the Obalon Stockholders’ Meeting and the ReShape Stockholders’ Meeting, then ReShape will be required to pay Obalon the $1.0 million termination fee.

The foregoing summary does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The Merger Agreement has been attached as an exhibit to this report to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Obalon or ReShape or to modify or supplement any factual disclosures about Obalon or ReShape in its public rep orts filed with the SEC. The Merger Agreement includes representations, warranties and covenants of Obalon and ReShape made solely for the purposes of the Merger Agreement and which may be subject to important qualifications and limitations agreed to by Obalon and ReShape in connection with the negotiated terms of the Merger Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to certain disclosures between the parties and a contractual standard of materiality different from those generally applicable to Obalon’s or ReShape’s SEC filings. In addition, the representations and warranties were made for purposes of allocating risk among the parties to the Merger Agreement and should not be relied upon as establishing factual matters.

Voting Agreements

On January 19, 2021, following the execution of the Merger Agreement, Obalon entered into a Voting and Support Agreement (the “ReShape Voting Agreement”) with Armistice Capital Master Fund Ltd. (“Armistice”). Armistice is the beneficial owner of approximately 86.4% of the currently outstanding common stock of ReShape. Pursuant to the ReShape Voting Agreement, Armistice has agreed, among other things, to vote its shares in favor of the adoption of the Merger Agreement and against any alternative proposal and against approval of any proposal made in opposition to, in competition with, or inconsistent with, the Merger Agreement, the Merger or any other transactions contemplated by the Merger Agreement.

The foregoing summary of the ReShape Voting Agreement is subject to, and qualified in its entirety by, the full text of the form of ReShape Voting Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

On January 19, 2021, following the execution of the Merger Agreement, ReShape entered into a Voting and Support Agreement (the “Obalon Voting Agreement”) with each of Domain Partners VII, L.P. and DP VII Associates, L.P.,

InterWest Partners X, L.P., Okapi Ventures, L.P. and Okapi Ventures II, L.P., Armistice Capital Master Fund Ltd. (in its capacity as a stockholder of Obalon), and Andrew Rasdal, the President and Chief Executive Officer of Obalon, through his family trust. Together, such stockholders of Obalon are the beneficial owner of approximately 24.3% of the currently outstanding common stock of Obalon. Pursuant to the Obalon Voting Agreement, such stockholders have agreed, among other things, to vote their shares (A) in favor of (i) the issuance of the Obalon shares in connection with the Merger, and (ii) the authorization of the Obalon board of directors to amend Obalon’s certificate of incorporation to effect a reverse stock split of Obalon’s common stock at a ratio to be determined by the Obalon board of directors with the consent of ReShape and against any alternative proposal and (B) against approval of any proposal made in opposition to, in competition with, or inconsistent with, the Merger Agreement, the Merger or any other transactions contemplated by the Merger Agreement.

Additional Information

In connection with the proposed merger, Obalon and ReShape plan to file with the Securities and Exchange Commission (the “SEC”) and mail or otherwise provide to their respective stockholders a joint proxy statement/prospectus and other relevant documents in connection with the proposed merger. Before making a voting decision, Obalon’s and ReShape’s stockholders are urged to read the joint proxy statement/prospectus and any other documents filed by each of Obalon and ReShape with the SEC in connection with the proposed merger or incorporated by reference therein carefully and in their entirety when they become available because they will contain important information about Obalon, ReShape and the proposed transactions. Investors and stockholders may obtain a free copy of these materials (when they are available) and other documents filed by Obalon and ReShape with the SEC at the SEC’s website at www.sec.gov, at Obalon’s website at www.investor.obalon.com, at ReShape’s website at www.ir.reshapelifescience.com or by sending a written request to Obalon at 5421 Avenida Encinas, Suite F, Carlsbad, California 92008, Attention: Legal.

Participants in the Solicitation

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities Obalon and ReShape and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in soliciting proxies from their respective stockholders in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Obalon’s and ReShape’s stockholders, respectively, in connection with the proposed merger will be set forth in joint proxy statement/prospectus if and when it is filed with the SEC by Obalon and ReShape. Security holders may obtain information regarding the names, affiliations and interests of Obalon’s directors and officers in Obalon’s Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2019, which was filed with the SEC on February 27, 2020 and April 29, 2020, respectively, and its definitive proxy statement for the 2020 annual meeting of stockholders, which was filed with the SEC on August 7, 2020. Security holders may obtain information regarding the names, affiliations and interests of ReShapes’s directors and officers in ReShape’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on April 30, 2020 and its Form 3s and 4s filed on behalf on its directors and officers. To the extent the holdings of Obalon securities by Obalon’s directors and executive officers or the holdings of ReShape’s securities by ReShape’s directors and executive officers have changed since the amounts set forth in Obalon’s proxy statement for its 2020 annual meeting of stockholders or ReShape’s proxy statement for its most recent special meeting of stockholders, respectively, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding these individuals and any direct or indirect interests they may have in the proposed merger will be set forth in the joint proxy statement/prospectus when and if it is filed with the SEC in connection with the proposed merger, at Obalon’s website at www.investor.obalon.com and at ReShape’s website at www.ir.reshapelifescience.com.

Forward-Looking Statements

Certain statements contained in this filing may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the merger and the ability to consummate the merger. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties. Forward-looking statements speak only as of the date they are made, and Obalon undertakes no obligation to update any of them publicly in light of new information or future events. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (1) Obalon and ReShape may be unable to obtain stockholder approval as required for the proposed merger; (2) conditions to the closing of the merger may not be satisfied; (3) the merger may involve unexpected costs, liabilities or delays; (4) the respective businesses of Obalon and ReShape may suffer as a result of uncertainty surrounding the merger; (5) the outcome of any legal proceedings related to the merger; (6) Obalon and ReShape may be adversely affected by other economic, business, and/or competitive factors; (7) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (8) the effect of the announcement of the merger on the ability of Obalon or ReShape to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Obalon or ReShape does business, or on Obalon’s or ReShape’s operating results and business generally; and (9) other risks to consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all Additional factors that may affect the future results of Obalon and ReShape are set forth in their respective filings with the SEC, including each of Obalon’s and ReShape’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov, specifically under the heading “Risk Factors.” The risks and uncertainties described above and in Obalon’s most recent Quarterly Report on Form 10-Q and ReShape’s most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Obalon and ReShape and their respective businesses, including factors that potentially could materially affect their respective businesses, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Obalon and ReShape file from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, Obalon and ReShape assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Description of Exhibit
2.1	Agreement and Plan of Merger, dated as of January 19, 2021, by and among Obalon Therapeutics, Inc., Optimus Merger Sub, Inc., and ReShape Lifesciences Inc.*
99.1	ReShape Voting Agreement, dated as of January 19, 2021, by and between Obalon Therapeutics, Inc. and Armistice Capital Master Fund Ltd.

* The schedules to the Agreement and Plan of Merger have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. Registrant will furnish copies of such schedules to the Securities and Exchange Commission upon request by the Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OBALON THERAPEUTICS, INC.

Date: January 20, 2021	By:	/s/ Andrew Rasdal
Andrew Rasdal
President and Chief Executive Officer